FINANCIAL STATEMENTS

SPORTS ZOOM, LLC
COLLEGE GROVE, TENNESSEE

December 31, 2021 and 2020

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C O N T E N T S

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TH &W TOTHEROW HAILE & WELCH, PLLC
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Members
Sports Zoom, LLC
College Grove, Tennessee

We have reviewed the accompanying financial statements of Sports Zoom, LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Totherow, Haile, & Welch, PLLC

Certified Public Accountant
Murfreesboro, Tennessee
October 21, 2022

2355 South Chancery St., McMinnville, TN 37110 tel: 931-668-1272 fax: 931-668-2752
1418 Kensington Square Ct. Bldg. A, Murfreesboro, TN 37130 tel: 615-848-1072
www.thwcpa.com / TIN: 62-0693408

BALANCE SHEETS

SPORTS ZOOM, LLC

December 31, 2021 and 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 554	$ 14,768
TOTAL CURRENT ASSETS	$ 554	$ 14,768
OTHER ASSETS		
Website design	$ 145,852	$ 133,852
Accumulated amortization	(2,431)	0
TOTAL OTHER ASSETS	$ 143,421	$ 133,852
	$ 143,975	$ 148,620
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Advances from member	$ 139,312	$ 127,379
TOTAL CURRENT LIABILITIES	$ 139,312	$ 127,379
MEMBER'S EQUITY		
Beginning members' equity	$ 21,241	$ 23,761
Member contributions	6,000	24,000
Net loss for the year	(22,578)	(26,520)
TOTAL MEMBER'S EQUITY	$ 4,663	$ 21,241
	$ 143,975	$ 148,620

See accompanying accountants' review report
and notes to financial statements.

STATEMENTS OF OPERATIONS

SPORTS ZOOM, LLC

Years ended December 31, 2021 and 2020

	2021	2020
Website income	$ 2,098	$ 229
Operating expenses:		
Advertising & promotion	$ 4,566	3,058
Amortization	2,431	0
Bank service charges	639	574
Contract labor	0	1,960
Computer and internet	2,421	0
Dues	0	11,124
Meals and entertainment	25	510
Postage & delivery	0	70
Professional fees	5,235	36
Research & development	410	1,713
Server cost	7,389	2,258
Supplies	0	404
Taxes and licenses	335	690
Telephone	1,225	1,850
Travel expense	0	2,502
	$ 24,676	$ 26,749
NET INCOME	$ (22,578)	$ (26,520)

See accompanying accountants' review report
and notes to financial statements.

STATEMENTS OF CASH FLOWS

SPORTS ZOOM, LLC

Years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (22,578)	$ (26,520)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	2,431	0
NET CASH USED BY OPERATING ACTIVITIES	$ (20,147)	$ (26,520)
Cash flows from investing activities:		
Payments for website design	(12,000)	(41,740)
NET CASH USED BY INVESTING ACTIVITIES	$ (12,000)	$ (41,740)
Cash flows from financing activities:		
Increase in advances from member	$ 11,933	$ 57,314
Member contributions	6,000	24,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 17,933	$ 81,314
NET INCREASE (DECREASE) IN CASH	$ (14,214)	$ 13,054
CASH AT BEGINNING OF YEAR	14,768	1,714
CASH AT END OF YEAR	$ 554	$ 14,768

See accompanying accountants' review report
and notes to financial statements.

STATEMENTS OF MEMBERS' EQUITY

SPORTS ZOOM, LLC

Years ended December 31, 2021 and 2020

	2021	2020
Beginning balance members' equity	$ 21,241	$ 23,761
Member contributions	6,000	24,000
Net loss for the year	(22,578)	(26,520)
Ending balance members' equity	$ 4,663	$ 21,241

See accompanying accountants' review report
and notes to financial statements.

Note A – Sports Zoom, LLC. is in the process of developing applications to enhance those that wish to enhance their golfing experience. Subscription services will soon be offered to people around the world. The Company has adopted the following accounting policies:

(1) The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. No interest is charged on accounts receivable balances that are past due. Past due accounts receivable are based upon contractual terms as defined on customer invoices. There are no accounts receivable at December 31, 2021 and 2020.

The allowance for doubtful accounts is based upon a credit review of the accounts receivable, past bad debt experience, current economic conditions and other pertinent factors which form a basis for determining the adequacy of the allowance. The allowance represents an estimate based upon these and other factors and, it is at least reasonably possible that a change in the estimate can occur, however, management does not anticipate major changes in the estimate will occur in the near term. No allowance has been recorded at December 31, 2021 and 2020.

(2) Provision for depreciation and amortization is computed by the straight-line method of accounting over the useful lives of the respective assets.

(3) The Company uses the indirect method to prepare its statement of cash flows. For the purposes of this statement, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

(4) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(5) The Company expenses advertising costs as incurred.

Note B – Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers) which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in the United States of America generally accepted accounting principles. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. ASC 606 is effective for annual reporting periods beginning after December 31, 2018. The Company adopted ASC 606 with a date of the initial application of January 1, 2020.

As part of the adoption of ASC 606, the Company elected to use the following transition practical expedients: 1) all contract modifications that occurred prior to the date of initial application when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price have been reflected in the aggregate; and (2) ASC 606 is applied only to contracts that were not completed at the initial date of the application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

There was no change that resulted from adoption. This reclassification had no effect on net income, and therefore, there was no adjustment to the opening balance of members' equity. The Company does not expect the adoption of the new revenue standard to have a material impact on its net income in the future.

Note C – The Company maintains its cash accounts in one commercial bank located within its trade area. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. All cash in the bank was fully insured as of December 31, 2021 and 2020.

Note D – As a limited liability company, the Company's income is not taxed at the entity level for federal or state income tax purposes. Members are taxed on their share of income and losses for federal tax purposes.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Company's income tax returns for 2019, 2020 and 2021 are subject to possible federal and state examination, generally for three years after they are filed.

Note E – As a limited liability company, the Company's income is not taxed at the entity level for federal or state income tax purposes. Members are taxed on their share of income and losses for federal tax purposes.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Company's income tax returns for 2019, 2020 and 2021 are subject to possible federal and state examination, generally for three years after they are filed.

Note F – Related Party Transactions

One of the members of the limited liability company account for all of the advance from member recorded as a liability on the balance sheet. No interest expense has accrued on this advance as it has yet to be determined if this advance will be reassigned to members' equity.

Note G – Subsequent events are transactions or events that occur subsequent to the date of the financial statements and before the issuance of those financial statements. Management has evaluated transactions and events that occurred subsequent to December 31, 2021 and before the date these financial statements were available to be issued, October 21, 2022, and determined that no additional disclosures are necessary.